February 19, 2020

Roop Mundi
Chief Executive Officer
Infuzed Brands Inc.
409 Granville Street, Suite 1000
Vancouver, British Columbia, Canada V6C 1T2

       Re: Infuzed Brands Inc.
           Amendment 1 to Draft Offering Statement on Form 1-A
           Submitted February 6, 2020
           CIK 0001793154

Dear Mr. Mundi:

        We have reviewed your amended draft offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment 1 to Draft Offering Statement on Form 1-A filed February 6, 2020

General

1. We note that you redacted information in Exhibit 6.13. Please submit a confidential treatment request under Rule 406 to redact the information from the filed exhibit. For guidance on how and what to submit you may wish to refer to "CF Disclosure Guidance:
       Topic No. 7" available on the Commission's website.
Cover Page of Offering Circular, page 1

2. Revised disclosure indicates that you are offering up to 71 million units, consisting of one common share and one-half of one common share purchase warrant, at a purchase price of
       $0.40 per unit. Make clear here and elsewhere in the offering circular that one whole
 Roop Mundi
FirstName LastNameRoop Mundi
Infuzed Brands Inc.
Comapany NameInfuzed Brands Inc.
February 19, 2020
February 19, 2020 Page 2
Page 2
FirstName LastName
         common purchase warrant, consisting of two one-half of one common purchase warrants, is required to purchase one additional common stock share at an exercise price of $0.60 per warrant share.
3. Revised disclosure in the table required by Item 1(e) of Part II of Form 1-A that proceeds to the company from the offering of 71 million units is $48,935,000 is inconsistent with revised disclosure under "Use of Proceeds" on page 8 that proceeds to the company will be $27,430,000 if all of the 71 million units being offered are sold which is inconsistent with revised disclosure under "Use of Proceeds" on page 20 that net proceeds from the total maximum offering are expected to be $48,730,000. Please reconcile the disclosures. Additionally, to the extent appropriate, please have your counsel revise the first and second paragraphs of its legal opinion filed as Exhibit 12.1, and file a new legal opinion as an exhibit to the offering statement on Form 1-A.
Dilution, page 17

4. We note your changes made in response to our prior comment 3. Please revise the third paragraph to disclose, as appropriate, that your net tangible book value at September 30,
         2019 was $711,446 rather than $537,224, or provide an explanation on how you arrived at your amount. Also, please reconcile the 34,010,403 outstanding common shares with the
         34,110,403 common shares disclosed in the Statements of Changes in Shareholders'
         Equity at page F-23 by disclosing that in October 2019 100,000 units were returned to treasury for cancellation. Reference is made to MD&A, page 33.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
30

5. We note your changes made in response to prior comment 7, and refer to your disclosure near the end of the second paragraph and also to that in the third paragraph. Please revise to clearly state whether you have elected to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer, as defined under Section 2(a) of the Sarbanes-Oxley Act of 2002, is required to comply with the new or revised accounting standard if the standard also applies to companies that are not issuers. Your current disclosures that the company has not elected to delay compliance and that the company reserves the right to delay compliance are unclear and should be revised into one clear description of your election decision pursuant to Part F/S (a)(3) of
         Form 1-A.

Audited Consolidated Financial Statements
Note 2. Basis of Preparation - Statement of Compliance, page F-8

6. We have reviewed your response to prior comment 14. As the March 31, 2019 audited financial statements also includes unaudited interim financial statements for the three
 Roop Mundi
Infuzed Brands Inc.
February 19, 2020
Page 3
         months ended June 30, 2019, please provide disclosure on page F-8 whether in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included. Refer to Part F/S (b)(5)(iii) of Form 1-A.

        You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Jean C.
Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
(202) 551-3728 or Jay E. Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



FirstName LastNameRoop Mundi                                Sincerely,
Comapany NameInfuzed Brands Inc.
                                                            Division of
Corporation Finance
February 19, 2020 Page 3                                    Office of
Manufacturing
FirstName LastName